Optimizing outcomes through streamlined patient & dentist connections







Patients face numerous barriers to receiving care, including financial limitations, transportation issues, and lack of access or time due to work

Dentists miss opportunities to connect with more new patients, fill gaps in their schedules, and better support underserved communities





128 Million People in the U.S. are Under or Uninsured



72/M

Rely on Medicaid, and struggle with benefit limitations



56/M

Pay for their dental services with cash or do not go to the dentist at all



$105 Billion

In 2014, 130,000 dental offices generated $105 billion dollars.

---

48 Million

Million

people in the United States live in areas with dentist shortages

+ 72

people rely on Medicaid and CHIP, which only a 33% of dentists accept





1.2 Million

Kentuckians are on
Medicaid, equaling more
than 25%

42%

of Dentists are in
Lexington &
Louisville

45.7%

of people in Eastern
KY are on Medicaid



Patients need fast, easy access to dental professionals who can manage their exact health and insurance needs

Dentists need to fill gaps in their schedule with patients who fit their insurance profiles and areas of expertise in real-time

Both Groups can save time and money, as well as, better  their personal and community health





An app that connects patients in need with dentists who are ready to manage their care in real-time

- Maximize daily patient visits

- Book fast, location-driven appointments

- Connect by specific health and insurance level needs




Mission Driven
Scaling impact through bettering people & profits

Patients and Dentists will gradually join _Kare_ through our partnerships with insurance provider groups

2.1/M

Monthly Active Patients

200/K

Dentists & Professionals

25/K

Tele-Dentists & Interpretators

$50M+

5-Year Revenue



Face-to-Face Consultations & Interpretor Services

After-Hour and Emergency Appointment Services

Targeted Brand Advertising to Patients & Dentists

Demographic and Psychographic Data Analysis


kare
Find an emergency dental service near you
LOGIN
SIGN UP
FIND A DENTIST
Hi Ashley Walker,
Here are the 5 closest results to you within a 10 km radius.
Dental Company
1234 St.
4.2 m away
$$$$
Dentist Company
1234 St.
4.2 m away
$$$$
Dentistry Company
1234 St.
4.2 m away
$$$$
June 2017
June 3, 2017
To Date:
Filter
S M T W T F S
Monday June 19, 2017
2 of 3 completed
8:30 AM
Dentist Appointment

Financial Projections

Income Statement

	2017	2018	2019	2020	2021	2022
Revenue						
Tele - Dentistry (dentist)	$ -	$ 63,971	$ 288,436	$ 775,983	$ 2,240,932	$ 4,598,001
Emergency Service (patient)	$ -	$ 71,063	$ 728,022	$ 3,195,389	$ 9,490,123	$ 21,579,838
Translation Service (dentist)	$ -	$ 36,773	$ 198,725	$ 581,988	$ 1,293,779	$ 2,299,001
Direct Marketing	$ -	$ 4,566	$ 35,778	$ 147,313	$ 422,948	$ 940,212
Annual Data subscriptions	$ -	$ -	$ 507,000	$ 778,500	$ 800,100	$ 1,643,400
Total Revenue	$ -	$ 176,372	$ 1,757,962	$ 5,479,172	$ 14,247,882	$ 31,060,452
Total Operating Expenses	$ 8,271	$ 662,120	$ 1,728,640	$ 4,138,914	$ 9,513,030	$ 18,795,625
Net Income	$ (9,039)	$ (498,683)	$ 15,146	$ 1,323,308	$ 4,712,727	$ 12,234,377
Net Margin	0.0%	(282.7%)	0.9%	24.2%	33.1%	39.4%



Leadership & Strategic Partnerships







Dr. Kwane Watson

CEO + Founder

Besides his history of turning ideas into successful business ventures and practicing dentistry, Kwane is also the State Director for a major

Scott Benton

COO

Curiosity, education and legal experience distinguish Scott as an exceptional thinker, speaker, writer and doer. From marketing to operations, Scott is impact driven.

Venture First

CFO

Venture First acts as a financial advisor to the Kare Mobile team, allowing Management to focus on growing their business.

Dinsmôre   customweb™   CHASE ◆   KALE & FLAX



Go To Market Strategy

Partnerships with Dental & Insurance Companies

Social Media & Influencer Campaigns

Public Relations & Industry Publications

Health & Tech Conferences and Exibitions



Partnerships Opportuniti

Humana.

DentaQuest

WellCare Health Plans

PASSPORT HEALTH PLAN

Indirect Competition

1-800-DENTIST

SOLUTIONREACH

doctible

mouthwatch





- Phase One: Beta Testing with Kentucky Dental Providers

- Phase Two: Raise Early Stage Equity Funding & Go To Market

- Phase Three: Strategic Public & Private Insurance Partnerships, Exponential User Growth



Let's Get Started

Dr. Kwane Watson

<u>kwane@karedental.com</u>

